THIRD AMENDMENT TO

ARTICLES OF INCORPORATION OF

VALUESETTERS INC.

Pursuant to section 16-10a-1003 of the Utah Revised Business Corporation Act, ValueSetters Inc. (the “Corporation”) hereby adopts the following Amendments to its Articles of Incorporation.

1. Article I is hereby amended to read in its entirety as follows:

“The name of the corporation is NetCapital Inc. “

2. The Articles of Incorporation of the Corporation are herby amended by inserting the following new provision as Article IV-B:

Article IV-B

Reverse Stock Split. At the effective time of this Amendment, the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the 831,931,712 shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-2000 basis, and stockholders shall receive one share of the Corporation’s post-split Common Stock for each 2000 shares of Common Stock, $0.001 par value, held by them on the effective date of the reverse split. No scrip or fractional shares will be issued in connection with the reverse split and any fractional interests will be rounded to the nearest whole share. The reverse split will not result in any modification of the rights of shareholders and will have no effect on the shareholders’ equity in the Corporation. All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares.

Via majority written consent of the shareholders in lieu of a special meeting, 431,688,910 shares out of 831,931,712 total outstanding shares of common consented to the adoption of the amendment on August 28, 2020

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

Dated as of the 29th day of September, 2020

By: /s/ Cecilia Lenk

Cecilia Lenk

President and CEO